EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-170045) and related Prospectus of St. Jude Medical, Inc. for the registration of 14,200,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 2, 2010, with respect to the consolidated financial statements of St. Jude Medical, Inc, and the effectiveness of internal control over financial report of St. Jude Medical, Inc., incorporated by reference in its Annual Report (Form 10-K) for the year ended January 2, 2010, and the financial statement schedule of St. Jude Medical, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

November 12, 2010